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                              July 16, 2021

       Diana Correa
       Finance Director of Sofgen Pharmaceuticals LLC
       Procaps Group, S.A.
       21500 Biscayne Boulevard, Suite 600
       Aventura, Florida 33180

                                                        Re: Procaps Group, S.A.
                                                            Registration
Statement on Form F-4
                                                            Filed June 21, 2021
                                                            File No. 333-257222

       Dear Ms. Correa:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Letter to Shareholders, page 0

   1. Given that the Nasdaq listing condition is waivable, please revise the letter to shareholders to prominently disclose
that shareholders will not have certainty at the time they vote regarding whether the
Holdco Ordinary Shares and Holdco Warrants will be listed on a national securities
exchange following the business combination. Also, revise the risk factor on page 76 to
reflect that the Nasdaq listing condition may be waived.
   2. Please clearly quantify the transaction consideration and valuation of Procaps in the letter to shareholders and
Summary of the Proxy Statement/Prospectus.
 Diana Correa
FirstName  LastNameDiana Correa
Procaps Group, S.A.
Comapany
July       NameProcaps Group, S.A.
     16, 2021
July 16,
Page  2 2021 Page 2
FirstName LastName
Market and Industry Data, page 1

3. You state that you have not independently verified the third-party data set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.
Summary of Proxy Statement/Prospectus
Interest of Certain Persons in the Business Combination, page 40

4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
5. In the Summary please quantify the purchase price per share paid by the initial shareholders, as you have done on pages 109 and 226.
Impact of the Business Combination on Holdco's Public Float, page 41

6. Please revise your disclosure to show the potential impact of redemptions on the share ownership of non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Selected Historical Financial Data of Union, page 51

7.       Please reconcile the amount recorded for March 31, 2021 Total
Liabilities and
         Shareholders    (Deficit) Equity to Total Assets and make appropriate
revisions.
Risk Factors, page 61

8. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The Holdco Ordinary Shares to be received by Union's shareholders as a result of the Business
Combination..., page 87

9. Please revise the above referenced risk factor to discuss the material differences between
         Cayman Islands law and Luxembourg law and the risks presented thereby. Diana Correa
FirstName  LastNameDiana Correa
Procaps Group, S.A.
Comapany
July       NameProcaps Group, S.A.
     16, 2021
July 16,
Page  3 2021 Page 3
FirstName LastName
The Sponsors and Union's executive officers and directors have potential conflicts of interest..., page 88

10. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 95

11. We note that the transaction accounting adjustments under Scenario 1 for the weighted average shares outstanding have been erroneously keyed to adjustment
 (6)    rather than
         adjustment    (5)    on page 101. This also applies to the transaction
accounting adjustment
         under Scenario 2. In further reference to Scenario 2, please reconcile the number of weighted average shares outstanding of non-redeemable ordinary shares in the pro forma combined column to the table on page 102.
The Background of the Business Combination, page 109

12. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counter offers;
             negotiation of the transaction documents and the parties involved; valuations; and
             at what point other strategic alternatives were eliminated from consideration.
         Please also discuss the negotiations surrounding the extension of the time period for completing a business combination transaction.
13. Please clarify on whose behalf Greenhill was acting when it provided Union with an overview of Procaps on October 8, 2020. Please also identify the individuals that were present at this meeting as well as the Procaps shareholders that participated in the private discussions with Greenhill on October 19, 2020.
14. Please provide additional detail regarding how the parties came to the initial valuation multiples for Procaps included in the December 10, 2020 letter of intent. Please also describe the negotiations surrounding the final multiples agreed upon by the parties.
 Diana Correa
FirstName  LastNameDiana Correa
Procaps Group, S.A.
Comapany
July       NameProcaps Group, S.A.
     16, 2021
July 16,
Page  4 2021 Page 4
FirstName LastName
15. We note the following statement on page 111: "During that same meeting, Mr. Minski explained that Procaps has been capital constrained, which has been the main hamper on growth." Please provide further context to this statement and explain how these capital constraints factored into the prospective financial information provided to and considered by Union's board of directors in determining whether to recommend the transaction to shareholders.
Union's Board of Directors' Reasons for the Approval of the Business
Combination
Market Valuation of Comparable Companies, page 119

16. Please expand the disclosure to provide criteria used in selecting comparable companies.
         Discuss how you considered factors such as stage of life cycle, size and financial leverage when selecting the comparable companies. Advise us as to whether any companies
         meeting the selection criteria were excluded from the board   s
analysis and revise your
         disclosure as appropriate to explain any such exclusion.
Certain Unaudited Procaps Prospective Financial Information, page 122

17. Please tell us how the compound annual growth rates shown for the prospective financial information compare to the historical compound annual growth rates for Procaps.
18. We note your statements throughout the prospectus that Procaps develops an average of over 50 new products per year. We also note that the prospective non-financial information regarding Procaps for 2021, 2022, and 2023 on page 127 forecasts far greater than 50 new product launches for each period. Please explain the assumptions underlying these projections. In addition, please clarify the meaning of footnote 1 to the new product launch table.
Material U.S. Federal Income Tax Considerations, page 147

19. We note that a tax opinion will be filed as Exhibit 8.1. Please revise the tax disclosure in your registration statement to clearly identify the named counsel providing the opinion.
         We may have further comment once we review your tax opinion. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.
Business of Procaps and Certain Information about Procaps, page 164

20. We note your disclosure that you develop an average of over 50 new products per year.
         Please clarify how many of these products are developed for third parties and how many of these products require clinical testing and regulatory approval prior to commercialization. To the extent any of these products received regulatory approval, please identify the jurisdictions in which such approval was obtained. Diana Correa
FirstName  LastNameDiana Correa
Procaps Group, S.A.
Comapany
July       NameProcaps Group, S.A.
     16, 2021
July 16,
Page  5 2021 Page 5
FirstName LastName
Rx Pharmaceutical Products -- Farma Procaps and Clinical Specialties
Products, page 168

21. We note your statement here and elsewhere in the prospectus that you have received final approval from drug regulatory health authorities for a certain number of products during the year ended December 31, 2020 and 2019. Please disclose in which jurisdictions your products have been approved, how many products have been approved in each jurisdiction and the regulatory agency that granted the approval.
Intellectual Property, page 176

22. We note the disclosure that Procaps has been granted 39 patents and has 35 patents pending approval. Please revise your disclosure to disclose the specific products or technologies to which the patents relate, the type of patent protection obtained
         (composition of matter, use or process), the jurisdiction of the patents and the expiration of each. If the patent is licensed from a third party pursuant to a license agreement, please specify.
Management of Procaps, page 181

23. Please include the information in Item 6.A of Form 20-F for the individuals named as director nominees.
Business of Union and Certain Information About Union
Directors and Executive Officers, page 215

24. We note that four of the five members of Union's board of directors are also directors of
         Union Acquisition Corp. III's board. Please address this potential conflict of interest in both the Risk Factors and Conflicts of Interest sections, and discuss whether it impacted your search for an acquisition target in relation to Union II. In addition, please clarify how the board of Union II considered this conflict in negotiating and recommending the business combination with Procaps.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Diana Correa
Procaps Group, S.A.
July 16, 2021
Page 6

       You may contact David Burton at 202-551-3626 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameDiana Correa
                                                          Division of
Corporation Finance
Comapany NameProcaps Group, S.A.
                                                          Office of Life
Sciences
July 16, 2021 Page 6
cc:       Matthew S. Poulter
FirstName LastName